Exhibit 99.1

Enerplus to Present at the Raymond James 40th Annual Institutional Investors Conference

CALGARY, Feb. 28, 2018 /CNW/ - Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) is advising that Mr. Ian C. Dundas, President & CEO, will provide an update on Enerplus activities at the Raymond James 40th Annual Institutional Investors Conference in Orlando, Florida on Tuesday, March 5, 2019 at 1:40 PM EST (11:40 AM MST). Investors are invited to listen to a live audiocast of the discussion at:

http://wsw.com/webcast/rj113/erf/

To ensure timely participation, please log in 15 minutes prior to the start time to register for the event.

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus

Enerplus is an independent North American exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2019/28/c2446.html

%CIK: 0001126874

For further information: ENERPLUS CORPORATION, The Dome Tower, Suite 3000, 333 - 7th Avenue SW, Calgary, Alberta, T2P 2Z1, T. 403-298-2200, F. 403-298-2211, www.enerplus.com

CO: Enerplus Corporation

CNW 17:00e 28-FEB-19